BB 3/2



07000902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle Street
(No. and Street)

Portsmouth (City) NH (State) 03261 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brett M Heppler, Financial Officer 603-433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 0 6 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, LaMont, McNamee
(Name – *if individual, state last, first, middle name*)

1 New Hampshire Avenue, STE 305 (Address) Portsmouth (City) NH (State) 03801 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 2 2007
WASH, D.C.
165
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10H 3/5/07

OATH OR AFFIRMATION

I, Brett M Heppler, Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer

Title

Notary Public

LISA A. DUGAN, Notary Public
My Commission Expires August 13, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SECURE
PLANNING
INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

SECURE PLANNING, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

CUMMINGS
LAMONT
& McNAMEE, P.A.

INDEPENDENT AUDITORS' REPORT

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

68 Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

Karen J. Searle, MST, CPA
D. Bruce McNamee, CPA, CVA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA, CFFA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Alice W. Ferran, MBA, CPA, PFS
Cindy B. Keohan-Picou, MBA

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

January 31, 2007

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of Secure Planning, Inc. (an S Corporation) as of December 31, 2006 and 2005, and the related statements of operations and retained earnings, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Planning, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.
Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

		2006		2005
ASSETS				
Cash and cash equivalents	$	68,266	$	111,565
Commissions receivable		371,599		360,473
Prepaid expenses		21,707		24,059
Deposit with clearing organization		4,575		-
Property and equipment, net		130,112		104,076
Investments		19,860		4,500
Deferred taxes		26,726		19,516
Total Assets	$	642,845	$	624,189
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable	$	24,292	$	17,871
Commissions payable		31,807		22,734
State tax payable		-		1,892
Accrued liabilities		1,136		8,594
Note payable		15,490		20,441
Total Liabilities		72,725		71,532
Stockholder's Equity				
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding		42,000		42,000
Retained earnings		517,566		510,657
Accumulated other comprehensive income		10,554		-
Total Stockholder's Equity		570,120		552,657
Total Liabilities and Stockholder's Equity	$	642,845	$	624,189

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2006	2005
REVENUES		
Commissions - investment products	$ 1,969,232	$ 1,906,459
Commissions - insurance products	47,137	55,592
Interest and dividends	12,887	7,383
Other income	3,791	-
Total Revenues	2,033,047	1,969,434
OTHER INCOME (EXPENSE)		
Deferred tax benefit	7,210	19,516
Total Other Income (Expense)	7,210	19,516
EXPENSES		
Advertising	17,788	17,967
Auto	1,500	11,274
Bank service charges	1,183	626
Charitable contributions	18,352	23,091
Commissions Expense	331,691	285,898
Computer services	10,502	10,099
Contract labor	2,094	1,100
Deferred compensation	219,069	25,878
Depreciation	14,946	10,492
Employee benefits	28,684	30,578
Dues and subscriptions	5,582	9,527
Insurance	27,927	25,649
Licenses and permits	19,159	16,436
Maintenance and repair	40,866	45,242
Lease expense - building	94,918	106,133
Miscellaneous	5,564	3,155
Office expenses	10,202	11,262
Payroll and related taxes	978,914	1,178,811
Pension contributions	17,414	30,816
Postage and delivery	16,254	14,682
Printing and reproduction	6,810	7,077
Professional development	12,284	4,910
Professional fees	21,310	23,007
Staff expenses	4,060	3,475
Property taxes	9,183	8,987
Telephone	11,422	14,706
Travel and entertainment	74,156	38,905
Automobile lease	8,037	9,390
Compliance	10,352	625
Utilities	12,158	11,821
Interest expense	967	157
Total Expenses	2,033,348	1,981,776

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2006	2005
EXCESS OF REVENUES OVER EXPENSES BEFORE TAXES ON INCOME	6,909	7,174
INCOME TAX EXPENSE		
State income tax	-	254
Total Income Tax Expense	-	254
EXCESS OF REVENUES OVER EXPENSES	6,909	6,920
RETAINED EARNINGS, BEGINNING OF YEAR	510,657	503,737
RETAINED EARNINGS, END OF YEAR	$ 517,566	$ 510,657

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENED DECEMBER 31,

	COMMON STOCK		RETAINED	ACCUMULATED OTHER	
	SHARES	AMOUNT	EARNINGS	COMPREHENSIVE INCOME	TOTAL
BALANCE, DECEMBER 31, 2004	300	$ 42,000	$ 503,737	$ -	$ 545,737
Net income	-	-	6,920	-	6,920
BALANCE, DECEMBER 31, 2005	300	42,000	510,657	-	552,657
Net income	-	-	6,909	-	6,909
Items of other comprehensive income: Unrealized gain on investments	-	-	-	10,554	10,554
Total Comprehensive Income	-	-	6,909	10,554	17,463
BALANCE, DECEMBER 31, 2006	300	$ 42,000	$ 517,566	$ 10,554	$ 570,120

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Excess of revenues over expenses	$ 6,909	$ 6,920
Adjustments to reconcile excess of revenues over expenses to net cash provided by (used in) operating activities:		
Depreciation	14,946	10,492
Deferred taxes	(7,210)	(19,516)
Changes in operating assets and liabilities		
Commissions receivable	(11,126)	22,580
Prepaid expenses	2,352	932
Other assets	-	800
Deposits	(4,575)	-
Accounts payable	6,421	14,602
Commissions payable	9,073	7,074
State tax payable	(1,892)	(979)
Accrued liabilities	(7,458)	(12,661)
Net cash provided by (used in) operating activities	7,440	30,244
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property	(40,982)	(16,770)
Purchase of stock	(4,806)	(4,500)
Net cash provided by (used in) investing activities	(45,788)	(21,270)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	(4,951)	(330)
Net cash provided by (used in) financing activities	(4,951)	(330)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,299)	8,644
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	111,565	102,921
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 68,266	$ 111,565
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 967	$ 157
Cash paid for income taxes	$ 254	$ 2,567
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of vehicle with long-term debt	$ -	$ 23,270
Proceeds from long-term debt	-	(20,770)
Cash paid for vehicle	$ -	$ 2,500

See Notes to Financial Statements

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 1 – Nature of Organization

Secure Planning, Inc., (the Company), an S corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Company's main office is located in Portsmouth, New Hampshire, and it is licensed to do business in other states.

Note 2 – Summary of Significant Accounting Policies

The accounting policies used by the Company conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2006 and 2005, cash equivalents consisted of deposits in money market accounts totaling $49,583 and $97,480, respectively. The money market accounts invest solely in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is stated at cost. The Company's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 40 years, for financial statement purposes.

Investments - Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Revenue Recognition - The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned.

Income Taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2006 and 2005.

Note 2 – Summary of Significant Accounting Policies (continued)

The State of Colorado recognizes the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company is required to file an information return with Colorado and the stockholders are taxed on their proportionate share of the Company's taxable income earned in that state. The Company has elected to file a composite nonresident income tax return on behalf of the stockholder and a provision for state income taxes has been included in the financial statements. State income tax expense for the years ended December 31, 2006 and 2005 was $0 and $254, respectively.

Advertising - Advertising costs are expensed as they are incurred. Expense for the years ended December 31, 2006 and 2005, was $17,788 and $17,967, respectively.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2006	2005
Leasehold improvements	$ 97,102	$ 78,539
Furniture and equipment	100,591	82,577
Vehicle	23,270	23,270
	220,963	184,386
Less: accumulated depreciation	90,851	80,310
Property and equipment, net	$130,112	$104,076

Depreciation expense for the years ended December 31, 2006 and 2005 was $14,946 and $10,492, respectively.

Note 4 – Operating Leases

During the year ended December 31, 2002, the Company entered into a 39 month operating lease for an automobile with monthly payments of $695. This lease was terminated early and the automobile returned in November 2005. The Company has no further obligation under this lease. Lease expense under the lease was $9,390 in 2005.

The Company renewed its lease in September 2003 for a commercial building owned by the Company's sole stockholder. The terms of the lease require monthly payments of $4,830 beginning October 2003. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2008. Total rent expense paid under this lease was $53,216 and $58,040 in 2006 and 2005 respectively.

The Company entered into a new lease in June 2006 for commercial building space in Denver, Colorado. The terms of the lease require monthly payments of $1,750 beginning October 2006. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2011. Total rent expense paid under this lease was $5,250 in 2006. Prior to this, the Company was renting office space without a formal lease. Total rent expense paid for this office space was $36,412 and $48,412 in 2006 and 2005, respectively.

The Company entered into a new lease in December 2006 for a residential condominium in Denver, Colorado. The terms of the lease require monthly payments of $723 beginning January 2006. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in December 2007. Total rent expense paid under this lease was $0 in 2006.

Note 4 – Operating Leases (continued)

Total future payments on these leases are as follows:

Year Ending December 31,	Future Minimum Lease Payments
2007	$ 87,886
2008	65,320
2009	22,450
2010	23,050
2011	13,650
	$212,356

Note 5 – Capital Stock

The Company is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2006 and 2005. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the Company being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 6 – Pension Plan

The Company has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $15,000. The Company also has a profit sharing component under the Plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the Plan was $17,414 in 2006 and $30,816 in 2005.

Note 7 – Deferred Taxes

The Company has a deferred tax asset which consists of state income tax credits. These credits were generated in the years 2002 through 2006. They are available for carryforward and will expire between 2007 and 2012 if not utilized. No allowance is considered necessary.

Note 8 – Long-Term Debt

Long-term debt consists of the following at December 31:

	2006	2005
Note payable in monthly installments of $487 for principal and interest at 5.75% through November 2009, secured by vehicle	$ 15,490	$ 20,441

Future estimated maturities are as follows for the years ending December 31:

2007	$ 4,690
2008	5,361
2009	5,439
	$15,490

Note 9 – Investments

At December 31, 2005, the Company held a stock subscription. The cost of this subscription approximated its fair market value. During 2006 this subscription was converted to stock. Investments at December 31, 2006 and 2005 consisted of the following:

	2006		2005	
	Cost	Fair Market Value	Cost	Fair Market Value
Available-for-sale securities				
Stock	$9,306	$19,860	$ -	$ -
Stock subscription	$ -	$ -	$4,500	$4,500

Available-for-sale securities are carried in the financial statements at fair value. Fair values of securities are usually based on quoted market prices. Net unrealized holding gains on available-for-sale securities in the amount of $10,554 for the year ended December 31, 2006 have been included in accumulated other comprehensive income.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 in 2006 and 2005 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006 and 2005, the Company had net capital of $11,424 and $38,022, respectively, which was $6,424 in excess of required net capital for 2006 and $33,022 in excess of required net capital for 2005.

Note 11 – Concentrations

At December 31, 2006 and 2005, 100% of commissions receivable was due from one company. Additionally, approximately 74% and 77% of total revenues were earned from this company in 2006 and 2005, respectively.

At December 31, 2006 and 2005, 96% and 97%, respectively, of commissions payable was due to two employees.

Note 12 – Commitments and Contingencies

Under an employment agreement the Company had with a deceased employee, the Company is required to pay the deceased employee's beneficiary 24% of the gross commissions that continue to be generated by those clients that were being managed by the employee ("client list") at the time of his death. These payments are considered to be deferred compensation and will continue through 2009. The amount of deferred compensation that will be paid to the employee's beneficiary will be predominately based on two factors: 1) the number of clients from the deceased employee's client list that remain with the Company, and 2) the value of the total assets under management from those remaining clients. Accordingly, no amount has been accrued for deferred compensation under this agreement since the amount cannot be estimated. The total deferred compensation paid under this agreement in 2006 and 2005 was $219,069 and $25,878 respectively.

SECURE PLANNING, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

	2006	2005
Net Capital		
Total stockholder's equity qualified for net capital	$ 570,120	$ 552,657
Deductions and/or charges	(554,725)	(512,685)
Net capital before haircuts on securities positions	15,395	39,972
Haircuts on securities		
Securities	(2,979)	-
Mutual fund investments-U.S. Government securities	(992)	(1,950)
Net capital	$ 11,424	$ 38,022
Aggregate indebtedness		
Items included on statement of financial condition:		
Accounts payable, accrued expenses and debt	$ 72,725	$ 71,532
Total aggregate indebtedness	$ 72,725	$ 71,532
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 6,424	$ 33,022
Ratio: Aggregate indebtedness to excess net capital	11.32	2.17
Ratio: Aggregate indebtedness to net capital	6.37	1.88

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2006 and 2005

The Company is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

68 Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

Karen J. Searle, MST, CPA
D. Bruce McNamee, CPA, CVA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA, CFFA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Alice W. Ferran, MBA, CPA, PFS
Cindy B. Keohan-Picou, MBA

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 31, 2007

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of SECURE PLANNING, INC., (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation or one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

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